SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

PRANA BIOTECHNOLOGY LIMITED
(Name of Registrant)

Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________________

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 File Nos. 333-116232 and 333-174278 and Form S-8 File No. 333-153669.

PRANA BIOTECHNOLOGY LIMITED
(a development stage enterprise)

The following exhibit is attached:

99.1
Condensed Consolidated Financial Statements of Prana Biotechnology Limited and Subsidiaries (a development stage enterprise) as of December 31, 2012 and for the Six Months ended December 31, 2012 and December 31, 2011 and Operating and Financial Review and Prospects for the Six Months ended December 31, 2012 and December 31, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prana Biotechnology Limited

/s/ Geoffrey P. Kempler
By: Geoffrey P. Kempler
Chief Executive Officer

Date: February 27, 2013

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1
Condensed Consolidated Financial Statements of Prana Biotechnology Limited and Subsidiaries (a development stage enterprise) as of December 31, 2012 and for the Six Months ended December 31, 2012 and 2011 and Operating and Financial Review and Prospects for the Six Months ended December 31, 2012 and December 31, 2011.